Exhibit 99.40

Mogo Announces Second Quarter 2017 Financial Results

Company expands into NB, PEI and NFLD
Other product revenue and fees increase 33% Year over Year
Record gross profit margin of 67%

VANCOUVER, Aug. 9, 2017 /CNW/ - Mogo Finance Technology Inc. (TSX:MOGO)(OTCQX: MOGOF), one of Canada’s leading financial technology companies, and a provider of innovative financial products to consumers, today announced its financial and operational results for the second quarter ended June 30, 2017.

“With 95% year over year growth in our member base, we are introducing more and more Canadians to Mogo’s unique value proposition including a whole new generation of consumers that are just starting to use financial services,” said David Feller, Mogo’s Founder and CEO. “Our offering now includes four products in one digital Account, and we continue to enhance and optimize the user experience and build out what we believe is the leading digital and mobile first financial platform in Canada. To continue to build our brand and member base, we are also expanding across Canada, and we recently launched in New Brunswick, Newfoundland and PEI. As the latest EY FinTech Adoption Index highlights, we are still at the early stages of the digital transformation in Canada, with less than 20% of Canadians looking outside of traditional financial providers like banks to manage their financial health. This has more than doubled in the last few years and as this shift continues, we believe Mogo is uniquely positioned to emerge as one of the leaders in Canada with a clear strategy: continue to acquire new members at a low cost; build trust and credibility by providing a compelling and disruptive value proposition; and continue to increase our share of members’ financial wallets by adding new products and services that make it easier for them to manage and control their financial health.”

“Q2 was an important inflection point for the Company with the resumption of sequential revenue growth primarily driven by strong growth of Other Product revenue and fees, which increased 33% year over year, providing early evidence of our efforts to monetize our growing member base with new fee-based products and other services. Loan interest from long-term products also increased 12% year over year, and our recent convertible debenture financing allows us to resume accelerating growth of our long-term loan products. Importantly we delivered these results with a record gross profit margin of 67%, driven by revenue mix shift and continued strong underwriting performance which saw our loan loss provisions decrease by 34% year over year and our charge-off rate decrease to 16% from 22%. We believe this quarter puts us on track to deliver accelerating revenue growth going forward.”

Second Quarter 2017 Financial Highlights

•	Total revenue in Q2 2017 was $11.5 million, up by 2% sequentially driven primarily by the growth of Other Product revenue and fees and loan interest. Total revenue was down year over year due to the Company’s decision to reduce loan growth during the period and a strategic shift away from short-term loans.

•	Other Product revenue and fees were up 18.5% sequentially and 33% year over year driven by new products and services.

•	Loan interest increased by 12% year over year to $4.3 million, reflecting an increase in the Company’s long-term loan portfolio.

•	Gross profit margin increased to a record 67% of revenue compared with 59% in the second quarter of 2016, and gross profit was $7.7 million, compared with $7.5 million in the second quarter of 2016.

•	Charge-off rate[1] decreased to 16% compared with 22% in the same period last year.

•	Achieved positive adjusted EBITDA[1] of $0.2 million in the second quarter of 2017, representing a $0.7 million improvement compared to the second quarter of 2016. This is the fourth consecutive quarter of positive adjusted EBITDA.

•	Net cash flow from operating activities before investment in loans receivable[1] had its sixth consecutive positive cash inflow in the second quarter of $826 thousand.

•	At June 30, 2017, Mogo had $25.0 million in cash and cash equivalents.

•	Gross loans receivable were $69.6 million as at June 30, 2017, compared to $67.6 million as at March 31, 2017.

•	The gross loans receivable – long-term[1] portfolio was approximately $60.1 million, an increase of $2.8 million compared to the balance at the end of Q1 2017, as the Company took initial steps to resume the growth of this portfolio.

•	Gross loans receivable – long-term represented 87% of the total gross loans receivable, compared to 85% of the total gross loans receivable as at March 31, 2017.

•	Adjusted net loss for the quarter ended June 30, 2017 of $4.3 million, compared with $4.2 million for the second quarter of 2016.

Second Quarter 2017 Business Highlights

•	Added approximately 43,000 new members in the second quarter of 2017. Mogo had approximately 439,000 members as at June 30, 2017, a 95% increase compared to approximately 225,000 as at June 30, 2016.

•	Subsequent to quarter end, expanded into New Brunswick, Newfoundland, and Prince Edward Island.

•	MogoMortgage was awarded Canadian Mortgage Award for best use of mobile technology.

•	Expanded lender relationships to enhance product selection for MogoMortgage customers.

•	Ongoing enhancements to mobile-first digital account and user experience with continued focus on making it easier for consumers to manage their financial health.

•	Raised $15.0 million in debt financing through the issuance of convertible debentures.

Outlook

With multiple new products on the market, new initiatives including provincial expansion and a recently completed financing that enables the Company to resume growing its loan portfolio, Mogo expects that the combination of these factors will enable it to deliver accelerating revenue growth in the second half of the year.

Conference Call & Webcast

Mogo will host a conference call to discuss its Q2 2017 financial results at 5:00 p.m. EST on August 9, 2017. The call will be hosted by David Feller, Founder & CEO, and Greg Feller, President & CFO. To participate in the call, dial 647-427-7450 or 1-888-231-8191 using the conference ID 61577986. The webcast can be accessed at https://bit.ly/2tAi4V5 or http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected. A copy of the presentation will be available at http://investors.mogo.ca.

1) Non-IFRS Financial Measures

Gross loans receivable (short-term and long-term), net cash flow from operating activities before investment in loans receivable, charge-off rate and adjusted EBITDA are non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. We use non-IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non-IFRS measure and view it in conjunction with the most comparable IFRS financial measures. Readers are referred to our MD&A for the period ended June 30, 2017 which is available at www.sedar.com and http://investors.mogo.ca/ for more information regarding our use of these measures and a reconciliation to the most comparable IFRS measure.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements regarding Mogo’s revenue, revenue growth and adjusted EBITDA, the future growth of Mogo’s business, its intention to expand into other products and markets, and Mogo’s financial expectations and outlook for 2017. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to expand into new products and markets and its expectations for its financial performance for 2017 are subject to a number of conditions, many of which are outside of Mogo’s control. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s annual information form dated March 7, 2017, which is available at www.sedar.com. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo (TSX: MOGO; OTCQX: MOGOF) — a Vancouver-based financial technology company — is focused on building the best digital financial services experience in Canada, with innovative products designed to help consumers get in control of their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to free credit score monitoring, the Mogo Prepaid Visa® Card, mortgages and personal loans. With more than 450,000 members and growing, Mogo is offering consumers real alternatives to the big banks. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

SOURCE Mogo Finance Technology Inc

View original content: http://www.newswire.ca/en/releases/archive/August2017/09/c6435.html

%SEDAR: 00037190E

For further information: Craig Armitage, Investor Relations, craiga@mogo.ca, (416) 347-8954

CO: Mogo Finance Technology Inc

CNW 16:00e 09-AUG-17